NAME OF REGISTRANT:
Franklin Real Estate Securities Trust
File No. 811-8034

EXHIBIT - Item 77M:  Mergers


Pursuant to an Agreement and Plan of Reorganization between the Registrant, on behalf of its series
Franklin Real Estate Securities Fund
("Franklin Fund"), and Templeton Global Real
Estate Fund ("Templeton Fund"), the Franklin
Fund acquired all of the assets of the Templeton
Fund on September 23, 1999, in exchange solely for shares of beneficial interest of the Franklin Fund and the distribution, pursuant to the Agreement and Plan of Reorganization, of the Franklin Fund's shares of beneficial interest to the shareholders of Templeton Fund.